March 9, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 9, 2007 of Armitage Mining Corp. and are in agreement with the statements contained in the first sentence of the first paragraph, and the second, third fourth, fifth and sixth paragraphs therein. We have no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ Sherb & Co., LLP
Certified Public Accountants